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                           May 3, 2023

       Alberto Calderon
       Chief Executive Officer
       AngloGold Ashanti (UK) Ltd
       4th Floor, Communications House
       South Street
       Staines-upon-Thames, Surrey TW18 4PR
       United Kingdom

                                                        Re: AngloGold Ashanti
(UK) Ltd
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted April 21,
2023
                                                            CIK No. 0001973832

       Dear Alberto Calderon:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted April 21, 2023

       General

   1. The legend appearing on the prospectus cover page discloses that "We are not asking you for a proxy and you are
requested not to send us a proxy." We also note that other
                                                        disclosures discuss
matters to be voted on, including by proxy, at the Shareholders'
                                                        Meeting. While we note
your discussion of a Reorganization Circular and South Africa legal requirements on
page 1, please revise your cover page, your Q&As and elsewhere to more clearly explain
why a proxy is not being requested in connection with this
                                                        registration statement,
the legal requirements governing the shareholder vote and the
 Alberto Calderon
AngloGold Ashanti (UK) Ltd
May 3, 2023
Page 2
         process by which shareholders, including ADS holders, are able to vote at the
         Shareholders' Meeting. Additionally, we note that you have included a Form of Proxy as
         Exhibit 99.12 to your registration statement. Please advise.
       Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Mitchell Austin,
Acting Legal Branch Chief, at (202) 551-3574 with any questions.



FirstName LastNameAlberto Calderon                          Sincerely,
Comapany NameAngloGold Ashanti (UK) Ltd
                                                            Division of
Corporation Finance
May 3, 2023 Page 2                                          Office of Energy &
Transportation
FirstName LastName